October 29, 2004

By Facsimile and U.S. Mail

Lawson M. Vicario, Esq.
Wyche Burgess Freeman & Parham, PA
PO Box 728
Greenville, SC 29602-0728

	Re:	RSI Holdings, Inc.
	      Draft Schedule 13E-3/TO-T
      	Submitted by BCM Acquisition Corporation, Buck A. Mickel
      	Charles C. Mickel and Minor M. Shaw
      	Dated October 13, 2004

Dear Ms. Vicario,

	We have the following comments on the above-referenced filing:

Offer to Purchase

1. Please confirm that the tender offer will be open for at least twenty full business days as required by Rule 14e-1(a). Because the offer expires at 5:00 p.m. instead of midnight on what may ultimately be the twentieth business day following commencement of the exchange offer, it is unclear whether the offer will be open for the full twenty business days. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980).

2. We note that you may waive the minimum condition. As it appears that the minimum condition is a material condition to the offer, the waiver of the minimum condition would be a material change requiring that at least five business days remain in the offer after the announcement of the waiver. Please confirm your intent to extend the offer, as necessary, so that at least five business days remain after dissemination of this material change to the offer. We note the disclosure on page 20.

Special Factors, page 9

	Background, page 9

3. We note the following facts:

* The Mickel siblings beneficially own 76% of the company and two of them are officers and directors of RSI.

* The Mickel siblings and RSI`s board began considering a going-private transaction in late 2003.

* The parties had considered previously a merger transaction. The company established a special committee and the special committee hired a financial advisor to provide a fairness opinion.

* Two of the Mickel siblings serve on the five-member board of directors of RSI, and at least two additional directors will be directors of the surviving entity if the transactions are completed.

* One of these directors is also the Secretary and CFO of the company and will continue to be Secretary and CFO of the company if the transaction is successful.

* RSI will incur $90,524 in fees and expenses, including printing and mailing costs, in connection with this transaction.

It appears that RSI may be engaged in this transaction and therefore required to file a Schedule 13E-3. See Rule 13e-3(b)(2). Please provide us your analysis in this regard. In doing so, please advise us whether the employment or compensation agreements with any of the officers and directors will change as a result of the transaction.

4. Revise to provide a detail of the cost savings expected as a result of this transaction. For example, on page 10 you disclose that RSI incurred $45,435 in "public-company-related expenses" for the most recent fiscal year and that these expenses are estimated to be $107,200 for the next fiscal year, and that, if the company goes private, it has a projected savings of $109,200. Please provide a breakdown of these expenses and explain which of the various expenses will continue to be incurred if the transactions are consummated.

5. Revise this section to explain what has occurred since
September 13, 2004, when the company dissolved the special committee and engaged the financial advisor to provide a second fairness opinion.

Certain Effects of the Offer, page 13

6. Revise to disclose all Item 1013 information with respect to each filing person. This should include a discussion of the benefits and detriments of the transaction with respect to the company, its affiliates and unaffiliated security holders as required by Instruction 2 to Item 1013 of Regulation M-A. It should also include the effect on the affiliates interests in net book value and net earnings in amounts and percentages as required by Instruction 3 to Item 1013 of Regulation M-A.

   Purchaser`s Position Regarding the Fairness of the Offer, page 14

7. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for shareholders. See Q&A No. 20 in SEC Release No. 34-17719 (April 13, 1981). Please expand the disclosure to address all of the factors. In particular, it does not appear that the filing persons address going concern value, prior repurchases by the company or firm offers by third parties.

8. Revise to discuss what consideration, if any, the filing persons gave to the fairness opinion provided to the special committee in connection with the proposed merger transaction.

9. Revise to clarify the basis for the filing persons` fairness determination in the absence of the procedural safeguards outlined in Item 1014 of Regulation M-A. See Q&A No. 21 in Exchange Act
Release No. 17719 (April 13, 1981).

Exchange Act Registration, page 14

10. Clarify for us upon which Rule RSI will rely upon to terminate its Section 12(g) and 15(d) Exchange Act reporting requirements.
In this section, you indicate that you may terminate your registration if there are fewer than 500 shareholders of record.
Rule 13e-3 must be complied with where a transaction or series of transactions listed in that rule causes the company to be delisted or have fewer than 300 shareholders of record.

RSI Financial Projections, page 15

11. Disclose which members of management prepared the financial projections and the degree to which Mr. Buck Mickel was involved in the preparation of the projections.

12. Eliminate the disclaimers in the last two sentences in this section. While you may provide appropriate cautionary language regarding forward-looking information, you may not disclaim responsibility for the accuracy or validity of information contained in your document.

Conduct of RSI`s Business if the Offer is Not Completed, page 18

13. Clarify that RSI will amend its Schedule 13E-3 and comply with the filing, timing and dissemination requirements of that rule in the event it engages in the transactions contemplated in this section addressed by Rule 13e-3.

Acceptance for Payment and Payment for Shares, page 20

14. You disclose that BCM will pay for shares validly tendered and not properly withdrawn "as promptly as practicable" and will return deposited shares that are not tendered "as soon as practicable." Please revise this language to comply with Rule 14e-1(c), which requires you to pay for or return all shares tendered or deposited "promptly" after the expiration date.

15. You reserve the right to delay acceptance of shares "in order to comply, in whole or in part, with any applicable law." Tell us under what circumstances you might rely on this language to delay payment of the shares. We are unable to locate any disclosure in the document regarding required governmental approvals. You may not eliminate withdrawal rights and retain the right to accept shares for payment until all conditions, other than required governmental approvals, are satisfied or waived. Please clarify or eliminate this language.

16. We note from page 21 that BCM reserves the right to assign to its affiliates the right to purchase all or a portion of the tendered shares. Please confirm to us that, to the extent you do so, you will revise your Schedule TO-T to include as bidders the persons or entities to whom such rights are assigned.

Certain Federal Income Tax Consequences of the Offer, page 24

17. Revise this subsection and its title to clarify that you describe all material federal tax consequences of the transaction. In this regard, you should eliminate the term "certain" from the heading.

18. Please eliminate the statement in the second and concluding paragraphs that the discussion is included "for general information" only. We believe this statement may suggest that security holders may not rely on the description of material tax consequences included in the offering document.

19. You state that stockholders "should consult" their own tax advisors. Because stockholders may rely on the disclosure that appears in your registration statement, including disclosure relating to tax consequences, eliminate this language as it may suggest otherwise. We will not object if you recommend or encourage such consultation.

Certain Information Concerning RSI, page 26

20. We note that you have included audited selected financial information for the fiscal year ended August 31, 2003, and unaudited information for the most recent fiscal year. Please consider your obligation to update this information.

21. Refer to the disclosure at the top of page 29. We note that you have not assumed responsibility for the accuracy, completeness or truth of the information concerning RSI. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy. Please revise.

Merger; Dissenters` Rights; "Going Private" Rules, page 30

22. Revise to clarify your intent to comply with the disclosure, timing and dissemination requirements of Rule 13e-3 in connection with any merger following the tender offer. See Item P.9 in the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations.

Certain Conditions of the Offer, page 32

23. Revise the heading of this section to eliminate the term
"certain" and revise the section to disclose all conditions of the offer. Disclose the definition of the Minimum Tender Condition in this section.

24. All conditions of the offer, other than required governmental approvals, must be satisfied or waived prior to the expiration of the offer. We note several references to occurrences that may affect the merger. It is unclear how you will be able to make these determinations prior to the expiration of the offer. Please advise. Also, you cannot terminate the offer, eliminate withdrawal rights and retain the right to accept shares for payment until all conditions are satisfied or waived. Please revise the last sentence of the penultimate paragraph of this section accordingly.

25. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, revise the following:

* condition (a), to provide qualify the "diminution in the value of the shares;"

* condition (a), to specify or generally describe the "benefits expected to be derived by BCM" of the offer to you so that security holders will have the ability to objectively determine whether the condition has been triggered.

* condition (c), to clarify the term "material Adverse Effect;"
and

* the penultimate paragraph of this section, which indicates that the conditions may result from "any action or inaction by BCM."

26. We note that you may determine in your "sole judgment" whether certain offer conditions have occurred or are satisfied. In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions in the sole discretion of the bidder is the equivalent of a waiver of the offer condition. When a bidder waives a material offer condition, the offer must remain open for at least five business days from the date notice of the waiver is provided to security holders. Please revise the penultimate paragraph to include an objective standard for the determination of whether a condition has been satisfied.

27. We note that you have reserved the right to waive any of the conditions to the offer "at any time and from time to time." Defining the conditions as a continuing right that may be waived at any time suggest that conditions to the offer may be waived after expiration of the offer. Please be advised that all conditions of the offer, other than those dependent upon the receipt of necessary government approvals, , must be satisfied or waived before the expiration of the offer. Please revise the disclosure accordingly.

State Takeover Laws, page 35

28. Please provide us additional information on a supplemental basis regarding your belief that you qualify for the exception to the North Carolina Shareholder Protection Act.

Fees and Expenses, page 36

29. Clarify the expenses to be paid by RSI. For example, what costs account for the $18,000 in "Information Agent, Printing and Mailing Costs"? Does this include fees payable to Georgeson
Shareholder Communications?

30. Disclose the fee payable to Georgeson as required by Item 1009 of Regulation M-A.

Schedule B - Security Ownership of Certain Beneficial Owners and
Management

31. Revise the table to include all shares beneficially owned by each person named in the table.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Respond to our comments promptly. Please furnish a response letter, keying your response to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the even that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1881 if you have any questions.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions